September 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn: Dillon Hagius

Re:        ReShape Lifesciences Inc.

Registration Statement on Form S-3

Filed September 3, 2021

File No. 333-259301

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ReShape Lifesciences Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on September 17, 2021, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Fox Rothschild LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Brett Hanson of Fox Rothschild LLP at (612) 607-7330.

Thank you for your assistance in this matter. Should you have any questions, please call Mr. Hanson.

Very truly yours,

/s/ Barton P. Bandy

Barton P. Bandy

Chief Executive Officer